November 30, 2016

Benaiah Holdings Group, Inc.
2015 Ayrsley Town Blvd
Charlotte NC, 28273

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re: Benaiah Holdings Group, Inc. –
      Registration Statement on Form S-1, Registration No. 0001625639

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), Benaiah Holdings Group, Inc. (the "**Company**") hereby respectfully requests that the Securities and Exchange Commission (the "**Commission**") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 000-1625639), together with all exhibits thereto, initially filed on November 24, 2014 as subsequently amended (collectively, the "**Registration Statement**").

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Mark A Jones, Executive Vice President and Chief Financial Officer at the above-mentioned address, email at benaiahcorp@gmail.com

If you have any questions with respect to this matter, please contact Mark A Jones at (336) 462-7417..

Sincerely,
BENAIAH HOLDINGS GROUP, INC.



/s/ Mark A Jones

Mark A Jones,
Executive Vice President/ COO